UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-36532

Sphere 3D Corp.

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

By-Law No. 1 Amendment

As a result of changes to the Ontario Business Corporation Act (the "OBCA") that came into effect on July 5, 2021, the Board of Directors of Sphere 3D Corp. (the "Company") adopted an amendment to By-law No. 1 to remove the requirement that at least 25% of the directors of the Company are required to be "resident Canadians," as defined in the OBCA (the "By-law Amendment"). The By-law Amendment was approved by shareholders at the Company's Annual and Special Meeting of Shareholders held on December 22, 2021.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the By-Law Amendment, the form of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

99.1	By-Law No. 1 Amending Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: January 31, 2022	/s/ Peter Tassiopoulos
Name: Peter Tassiopoulos Title: Chief Executive Officer